UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF

THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-14377	Commission File Number: 001-06140

Dillard’s Capital Trust I New York Stock Exchange	Dillard’s, Inc. New York Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)	(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

c/o Dillard’s, Inc. 1600 Cantrell Road Little Rock, Arkansas 72201 (501) 376-5200	1600 Cantrell Road Little Rock, Arkansas 72201 (501) 376-5200
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)	(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

7.50% Capital Securities (and the Guarantee with respect thereto)
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Dillard’s Capital Trust I and Dillard’s, Inc. each certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Dillard’s Capital Trust I

October 5, 2026	By: /s/ Chris B. Johnson	Administrator
Date	Name	Title

Dillard’s, Inc.

October 5, 2026	By: /s/ Dean L. Worley	Vice President and General Counsel
Date	Name	Title

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.